04050874

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2004
Commission file number 33-56623
Cintas Partners' Plan

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

Financial Statements and Supplemental Schedule

Cintas Partners' Plan

May 31, 2004 and 2003 and for the year ended May 31, 2004
with Report of Independent Registered Public Accounting Firm

Cintas Partners' Plan

Financial Statements
and Supplemental Schedule

May 31, 2004 and 2003 and for the
year ended May 31, 2004

Table of Contents

Ernst & Young

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Cintas Partners' Plan

We have audited the accompanying statements of net assets available for benefits of Cintas Partners' Plan (the "Plan") as of May 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended May 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of May 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

November 5, 2004

Cintas Partners' Plan

Statements of Net Assets Available for Benefits

	May 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 382,143,811**	$ 290,108,195
Receivables:		
Employer contributions	**20,000,416**	18,483,123
Accrued income	**374**	1,236
	20,000,790	18,484,359
Cash	**312,456**	722
Total assets	**402,457,057**	308,593,276
Liability		
Notes payable	**6,591,466**	8,590,938
Net assets available for benefits	**$ 395,865,591**	$ 300,002,338

See accompanying notes.

Cintas Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Year ended May 31, 2004

Additions	
Investment income:	
Interest and dividends	$ 4,895,199
Net appreciation in fair value of investments	44,631,012
	49,526,211
Contributions:	
Employer	22,160,000
Participants	27,973,729
Rollovers	856,453
Transfer from other plan	28,398,210
Miscellaneous	7,332
Total additions	128,921,935
Deductions	
Benefit payments	31,660,877
Administrative expenses	1,237,511
Interest expense	160,294
Total deductions	33,058,682
Net increase	95,863,253
Net assets available for benefits:	
Beginning of year	300,002,338
End of year	$ 395,865,591

See accompanying notes.

Cintas Partners' Plan

Notes to Financial Statements

May 31, 2004

1. Description of the Plan

The following description of Cintas Partners' Plan (the "Plan") provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

Cintas Corporation (the "Company") established the Plan on June 1, 1991 upon the merger of the Profit Sharing Plan of Cintas Corporation and Cintas Corporation Employee Stock Ownership Plan. In June 1993, the Plan was amended to enable participants to make voluntary before-tax contributions.

General

The Plan is a defined contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A Vice President of the Company currently administers the Plan and Fifth Third Bank serves as Plan Trustee.

Eligibility and Participation

Effective January 1, 2003, U.S. employees of the Company are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. Participants are eligible to participate in all other portions of the Plan after one year of service and will receive an allocation of Company contributions provided they work at least 1,000 hours during such plan year and are employed on the last business day of the Plan year. Prior to January 1, 2003, employees were eligible to participate in the tax-deferred contribution portion of the Plan after one year of service provided they worked at least 1,000 hours during such plan year.

1. Description of the Plan (continued)

Contributions (continued)

A participant is permitted to make voluntary before-tax contributions to the Plan in any whole percent of the participant's annual compensation from 1 percent to 75 percent. At its discretion, the Board of Directors of the Company may authorize a matching contribution of participants' before-tax contributions. A participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts, into the participant's account. Company profit sharing and employee stock ownership plan (ESOP) contributions are allocated to the Profit Sharing Contributions Account and the ESOP Contributions Account, respectively and made at the discretion of the Company's Board of Directors.

Participant Accounts

Each participant's account is credited with the participant's voluntary before-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) Forfeitures from the Profit Sharing, 401(k) Matching and ESOP accounts , (iv) the Company's matching contribution and (v) Plan earnings or losses. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for the Profit Sharing and ESOP portion of (iii) is based upon the ratio of each individual participant's compensation, as defined in the Plan to the total of all participants' compensation, provided the participant is eligible to receive a profit sharing or an ESOP allocation. Allocation for the 401(k) Matching portion of (iii) is based upon the ratio of a participant's 401(k) contributions to the total 401(k) contributions, provided the participant is eligible to receive a matching contribution. Allocations for (iv) are equal to the eligible participant's before-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. Allocations for (v) are based upon the ratio of each participant's account value to the total value within that fund as of the previous valuation date.

At May 31, 2004, forfeitures totaled nearly $3,963,000 within the Plan. These funds may be used first to restore forfeitures of participants who are reemployed within the timeframe specified in the Plan and next, to offset the cost of administration of the Plan. Thereafter, any remaining forfeitures from a participant's profit sharing or ESOP contributions account are allocated as described above in item (iii) of the preceding paragraph. The Company reallocated $1,750,000 to eligible participants for the year ended May 31, 2004, as described above in item (iii) of the preceding paragraph while the remaining funds were used to offset the cost of administration of the Plan.

1. Description of the Plan (continued)

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows participants to direct their 401(k) before-tax, after-tax, matching, rollover, transfer, and profit sharing contributions into one or more of the following investment options.

The *Fifth Third Stable Value Fund* seeks to provide a stable rate of return while preserving principal. Stable value funds typically invest in contracts, primarily from insurance companies, that specify a given rate of return. The types of securities most usually held in stable value funds are shorter-term, higher-quality, fixed income securities.

The *PIMCO Total Return Fund* seeks total return consistent with preservation of capital. The fund normally invests in at least 65% of assets in equity securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *Fifth Third Equity Index Fund* seeks long-term capital appreciation through replicating the holdings within the S&P 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available prices.

The *Barclays Family of Funds LifePath Funds* seek long-term capital appreciation by investing in a pre-mixed portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily stocks) to a greater concentration of lower-risk investments (generally bonds and cash instruments) as retirement age approaches.

The *American Funds Washington Mutual Fund* seeks income and the opportunity for growth of principal. The fund seeks to be at least 95% invested in equity-type securities. The fund invests in stocks that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

The *Fifth Third Quality Growth Fund* seeks capital growth; income is secondary. The fund normally invests at least 65% of assets in high quality growth companies. The stocks are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

1. Description of the Plan (continued)

Investment Elections (continued)

The *Artisan Mid Cap Fund* seeks long-term capital growth. The fund primarily invests in common stocks of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics and that it believes to be undervalued.

The *American Europacific Growth Fund* seeks long-term capital appreciation by investing in stocks outside of the United States, including Europe and Asia. This large blend fund invests a variety of large international stocks and money markets.

The *T. Rowe Price Small Cap Stock Fund* invests in small-cap stocks within the U.S. Companies considered small-cap stocks are those with a total market value below $2 billion. Typically, the portfolio consists of small-cap companies that offer superior growth in earnings coupled with an attractive stock price.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank will make purchases of the Company's stock for this fund either on the open market or directly from the Company. The Trustee will determine when to purchase the Company's common stock for the fund. Until purchases are made, contributions will be invested in cash. The participants through a proxy will direct Fifth Third Bank how to vote this stock.

Benefits and Vesting

The benefits to which the participants are entitled cannot exceed the value of the Plan's net assets. Employee before-tax contributions, rollover contributions, and earnings thereon vest immediately. Participants are 100% vested in their ESOP Contributions Account and Profit Sharing Contribution Account after 5 years of service, with no partial vesting. A participant is vested in his or her Company Matching Contribution Account for contributions made for and after the Plan year ending May 31, 2003 in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

1. Description of the Plan (continued)

Benefits and Vesting (continued)

Matching contributions made prior to the Plan year ending May 31, 2003 will continue to vest under the five-year cliff schedule, with no partial vesting.

Participant Loans

Participants may borrow, from their 401(k) account, Rollover Contributions Account and vested Transfer Contributions Account a minimum of $500 up to a maximum of the lesser of 50 percent of the fair market value of the participant's Before-Tax Contributions Account, Rollover Contributions Account, and vested Transfer Contributions Account or $50,000 less the participant's highest outstanding loan balance during the twelve month period immediately preceding the date of the loan. Loans shall bear interest at a rate of 1 percent over the Wall Street Journal prime rate, and loan terms shall not be less than six months nor exceed five years. The balance in the participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a participant terminates employment.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount of his/her 401(k) contributions, including the participant's Before-Tax, Rollover, After-Tax and Transfer Contributions, as soon as administratively practicable after the participant has been separated from the Company.

A participant may receive a lump sum amount of his/her ESOP Contribution Account, Profit Sharing Contribution Account, and Company Matching Contribution Account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the participant is age 55 or older; (ii) the participant has 15 or more years of credited service; or (iii) the participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the participant is eligible to receive his/her ESOP Contributions Account, Profit Sharing Contribution Account, and Company Matching Contribution Account after the participant has been separated from the Company for a period of one year, or after the participant reaches age 55, whichever is earlier.

1. Description of the Plan (continued)

Payment of Benefits (continued)

The normal form of payment is a lump sum in cash; however, a participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual or annual installment payments over a period less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a participant may request that his/her portion of the Plan that is invested in Cintas Common Stock be distributed in full shares of Cintas Common Stock.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the Company and other common stocks are valued at the last reported sale price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

The Plan purchased 270,000 shares and 114,914 shares of the Company's common stock in May 2000 and 2003, respectively, using the proceeds of bank loans (see Note 4) guaranteed by the Company. The bank loans are to be repaid over a period of ten years through fully deductible Company contributions to the Plan. Based on the Company's contribution, shares are allocated to the employees; however, the unallocated shares are collateral for the debt, and remain so until final payment of the loan.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets at May 31, were as follows:

	2004	**2003**
Investments at fair value, as determined by quoted market prices:		
Cintas Corporation Common Stock Fund	**$ 128,673,050**	$ 103,360,732
Barclays Lifepath 2020 Fund	**26,383,657**	-
Barclays Lifepath 2030 Fund	**27,242,776**	-
Fifth Third Equity Index Fund	**27,984,638**	-
Fifth Third Stable Value Fund	**68,341,857**	-
American Washington Mutual Fund	**32,699,087**	-
Davis New York Venture Fund	-	21,999,634
Dreyfus Lifetime Growth and Income Portfolio	-	69,323,155
Invesco Stable Value Fund	-	36,600,499
State Street Global Advisors S&P 500 Index Fund	-	19,280,617

The Plan's investments (including investments bought, sold, and held during the year ended May 31, 2004) appreciated in value as follows:

Investments, at fair value as determined by quoted market price:	
Cintas Corporation Common Stock	**$ 24,017,017**
Shares of registered investment companies	**20,613,995**
	$ 44,631,012

4. Notes Payable

In prior fiscal years, the Plan obtained bank loans to purchase shares of the Company's common stock. The loans, which have variable interest rates, are guaranteed by the Company and are secured by the unallocated shares of the Company's common stock that were purchased. The loans mature on June 30, 2005. As of May 31, 2004, the loans' outstanding balances total $6,591,466 and are secured by 194,141 shares of the Company's common stock with a market value of $8,800,412.

5. Related-Party Transactions

Certain Plan investments are shares of regulated investment companies managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for these investment management services amounted to $1,237,511 for the year ended May 31, 2004.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. The Plan administration has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Supplemental Schedule

Cintas Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held At End of Year)

May 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value		Current Value
Common stock			
ESC Seagate Technology	416	shares	$ 4
Cintas Corporation stock			
Cintas Corporation Common Stock Fund**	2,838,585	shares	128,673,050
Interest-bearing cash			
Fifth Third Prime Money Market Fund**	33,116	shares	33,116
Fifth Third Banksafe Trust**	1,834,979	shares	1,834,979
			1,868,095
Shares of registered investment companies			
Fifth Third Stable Value Fund**	6,792,662	shares	68,341,857
PIMCO Total Return Fund	893,305	shares	8,693,174
Artison Mid Cap Fund	245,083	shares	6,585,378
Barclays Lifepath Retirement Fund	278,783	shares	3,047,093
Barclays Lifepath 2010 Fund	1,113,374	shares	13,605,424
Barclays Lifepath 2020 Fund	1,867,209	shares	26,383,657
Barclays Lifepath 2030 Fund	1,919,857	shares	27,242,776
Barclays Lifepath 2040 Fund	594,174	shares	9,233,560
American Europacific Growth Fund	31,759	shares	983,569
Fifth Third Quality Growth Fund**	651,478	shares	10,123,968
T. Rowe Price Small Cap Stock Fund	192,575	shares	5,526,908
American Funds Washington Mutual Fund	1,134,203	shares	32,699,087
Fifth Third Equity Index Fund**	1,296,786	shares	27,984,638
			240,451,089
Participant loans	Interest rates ranging from 5.75-10.50%		11,151,573
			$ 382,143,811

** Indicates party-in-interest to the Plan.
Cost information is not required for participant-directed amounts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: November 24, 2004

By: Larry Fultz

Larry Fultz, Plan Administrator

1365300.1

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56623) pertaining to the Cintas Partners' Plan of Cintas Corporation of our report dated November 5, 2004, with respect to the financial statements and schedule of the Cintas Partners' Plan included in this Annual Report (Form 11-K) for the year ended May 31, 2004.

Ernst + Young LLP

Cincinnati, Ohio
November 19, 2004